Page 1 of 8


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                    Under the Securities Exchange Act of 1934
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SIGA Technologies, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   826917-10-6
                                 (CUSIP Number)

                                  July 11, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

                                   ----------

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                                  SCHEDULE 13-G

CUSIP No.  826917-10-6
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gabriel M. Cerrone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,075,000 ***
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          715,784 ** ***
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,075,000 ***
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            715,784 ** ***
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,790,784 ** ***
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9 ** ***
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

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***   Panetta holds, inter alia, a warrant (the "Distributor Warrant") to purchase up to 210,000 shares of Common Stock, a warrant (the "Consulting Warrant") to purchase up to 303,200 shares of Common Stock, two warrants (the "Panetta May 2001 Warrants") to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant (the "Panetta September 2001 Warrant") to purchase up to 14,688 shares of Common Stock. However, the Distributor Warrant, the Consulting Warrant, the Panetta May 2001 Warrants and the Panetta September 2001 Warrant provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Panetta and its affiliates, including Mr. Cerrone, (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrant and/or Panetta September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. If not for the 9.99% limit, Mr. Cerrone would be deemed beneficially to own 1,926,972 shares of common stock, or 10.6% of the outstanding shares of Common Stock.

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                                                                     Page 4 of 8


                                  SCHEDULE 13-G

CUSIP No.  826917-10-6
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Panetta Partners Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CO
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          715,784 **
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            715,784 **
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     715,784 **
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2 **
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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**    Panetta holds, inter alia, a warrant (the "Distributor Warrant") to purchase up to 210,000 shares of Common Stock, a warrant (the "Consulting Warrant") to purchase up to 303,200 shares of Common Stock, two warrants (the "Panetta May 2001 Warrants") to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant (the "Panetta September 2001 Warrant") to purchase up to 14,688 shares of Common Stock. However, the Distributor Warrant, the Consulting Warrant, the Panetta May 2001 Warrants and the Panetta September 2001 Warrant provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Panetta and its affiliates, including Mr. Cerrone, (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrant and/or Panetta September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. If not for the 9.99% limit, Panetta would be deemed beneficially to own 851,972 shares of common stock, or 5.0% of the outstanding shares of Common Stock.


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                                  Schedule 13G

Item 1(a). Name of Issuer:

           SIGA Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           420 Lexington Avenue
           Suite 601
           New York, NY 10170

Item 2(a). Name of Person Filing:

      (b). Address of Principal Business Office, or if none, Residence

      (c). Citizenship

           Gabriel M. Cerrone
           33 Phaeton Drive
           West Hills, NY 11747
           U.S. Citizen

           Panetta Partners Ltd.
           33 Phaeton Drive
           West Hills, NY 11747
           Colorado limited partnership

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.0001 per share

Item 2(e). CUSIP Number:

           826917-10-6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 3(a)(6) of the
                        Act (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E)

            (f)   |_| Employee benefit plan or endowment fund in accordance with
                      ss.240.13d-1(b)(1)(ii)(F)


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            (g)   |_| Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)   |_| Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_| Church plan that is excluded from the definition of an
                      investment company under ss.3(c)15 of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4. Ownership.

            (a)   Amount beneficially owned: 1,790,784

            (b)   Percent of class: 9.9%

            (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              1,075,000

                        (ii)  Shared power to vote or to direct the vote:
                              715,784

                        (iii) Sole power to dispose or to direct the disposition
                              of: 1,075,000

                        (iv) Shared power to dispose or to direct the disposition of: 715,784

Item 5. Ownership of Five Percent of Less of a Class.

        If this statement I being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certification.


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      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              July 16, 2003
                                              Date

                                              GABRIEL M. CERRONE


                                              /s/ Gabriel M. Cerrone
                                              ----------------------
                                              PANETTA PARTNERS, LTD.


                                              By: /s/ Gabriel M. Cerrone
                                                  ----------------------
                                                    Name:  Gabriel M. Cerrone
                                                    Title:  Managing Member